UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35243

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Plan for Subsidiaries of SunCoke Energy, Inc.

A.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SunCoke Energy, Inc.

1011 Warrenville Road

Suite 600

Lisle, Illinois 60532

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits and Investment Committee of SunCoke Energy, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Savings Plan for Subsidiaries of SunCoke Energy, Inc. (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for plan benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Assets Held for Investment (End of Year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 29, 2015

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2014 and 2013

	2014	2013
Investments, at fair value:
Mutual funds	$18,124,653	$14,850,344
Common collective trust	3,458,365	2,915,256
SunCoke Energy, Inc. common stock	53,292	49,813

Total investments	21,636,310	17,815,413
Receivables:
Notes receivable from participants	2,624,702	2,068,543
Employer contributions receivable	13,448	190,583

Total receivables	2,638,150	2,259,126

Net assets available for plan benefits at fair value	24,274,460	20,074,539
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(9,540)	(5,138)

Net assets available for plan benefits	$24,264,920	$20,069,401

The accompanying notes are an integral

part of the financial statements.

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the year ended December 31, 2014

December 31, 2014
Additions:
Participant contributions	$1,644,117
Rollover contributions	67,047
Employer contributions	2,746,162
Net appreciation in fair value of investments	698,709
Dividend and interest income	594,967

Total additions	5,751,002
Deductions:
Distributions paid to participants	1,291,947
Administrative fees	84,090

Total deductions	1,376,037

Net increase	4,374,965

Transfers:
Transfers from SunCoke 401(k) Plan	15,551
Transfers to SunCoke 401(k) Plan	(194,997)

Net transfers	(179,446)

Net assets available for plan benefits, beginning of year	20,069,401

Net assets available for plan benefits, end of year	$24,264,920

The accompanying notes are an integral

part of the financial statements.

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.

NOTES TO FINANCIAL STATEMENTS

A. PLAN DESCRIPTION:

The following description of the Savings Plan for Subsidiaries of SunCoke Energy, Inc. (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.

General

The Plan is a defined contribution plan sponsored by SunCoke Energy, Inc. and its participating subsidiaries (collectively the “Company”) covering substantially all employees of Dominion Coal Corporation (“Dominion”) and collectively bargained employees of Haverhill North Coke Company (“Haverhill”) and Gateway Energy and Coke Company, LLC (“Granite City”). Dominion, Haverhill, and Granite City participants are immediately eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Vanguard Fiduciary Trust Company is the Trustee for all Plan investments.

Participant Contributions

Contributions to the Plan are made by both participating employees and the Company. Participants may contribute 1% to 50% of their eligible compensation, as defined by the Plan, on a pre-tax basis, subject to Internal Revenue Code (“IRC”) limitations. Participants who are at least age 50 may make additional “catch-up” contributions subject to IRC limitations. Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements.

Employer Contributions

Dominion

Effective January 1, 2011, eligible Dominion employees receive matching contributions equal to 100% of up to 5% of a participant’s eligible compensation and receive safe harbor contributions in an amount equal to 3% of their eligible compensation. The Company has the discretion to make additional profit sharing contributions to those participants who are credited with 1,000 hours of service during the Plan year. The Company did not make any profit sharing contributions to Dominion participants for the 2014 Plan year.

Haverhill

The Company has the discretion to make profit sharing contributions to eligible Haverhill employees. Such profit sharing contributions will be equal to 8.5% of a participant’s eligible compensation. Profit sharing contributions will be made quarterly based on the eligible compensation earned by those participants who worked more than 250 hours in a calendar quarter. At the end of the Plan year, if there is a participant with over 1,000 hours of service during the year who worked during any quarter but was not credited with 250 hours in that quarter, the participant will receive an 8.5% profit sharing contribution on the eligible compensation earned in that quarter. The Company made an $848,620 profit sharing contribution to Haverhill participants for the 2014 Plan year.

Granite City

Effective January 1, 2012, eligible Granite City employees receive matching contributions equal to 100% of up to 5% of a participant’s eligible compensation for a maximum match of 5% of eligible compensation and receive safe harbor contributions in an amount equal to 3% of their eligible compensation. The Company has the discretion to make additional profit sharing contributions to those participants who are credited with 1,000 hours of service during the Plan year. The Company did not make any profit sharing contributions to Granite City participants for the 2014 Plan year.

Participant Accounts

Participant accounts are credited with the participant’s contributions, the Company’s contributions, and a proportional allocation of the Plan’s earnings, including realized and unrealized gains and losses, and expenses. The Plan complies with Section 404(c) of ERISA and offers diversified investment funds in which participants may invest their contributions, Company contributions, and earnings. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options daily.

Vesting

Participants are always fully vested in the portion of their account which represents their contributions, employer safe harbor contributions, and the income earned thereon. Participants become fully vested immediately upon normal retirement age, death or total and permanent disability while still an active participant in the plan.

Dominion and Granite City participants become vested in company matching and profit sharing contributions and earnings thereon as follows:

Completed Years of Service	Percent Vested
Less than three years	0%
Three or more years	100%

Haverhill participants become fully vested in profit sharing contributions after the completion of three years of service.

Forfeitures

When participants terminate employment and are not fully vested in their accounts, the nonvested portion of their accounts represents forfeitures as defined by the Plan. If a forfeiting participant is re-employed and fulfills certain requirements, as set forth in the Plan, the participant’s account will be restored. Forfeitures are used to pay administrative expenses or to reduce future employer contributions. During 2014, $18,263 and $37,682 of forfeitures were applied to reduce employer contributions and to pay administrative expense, respectively. Total unapplied forfeitures were $21,186 and $9,327 at December 31, 2014 and 2013, respectively.

Distribution of Benefits

Participants are eligible to receive a distribution of the vested portion of their accounts upon termination of employment by reason of retirement, disability, death or other separation from service. Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Distributions to participants with vested account balances greater than $1,000 but not in excess of $5,000 who terminate employment will be paid to an individual retirement account designated by the plan administrator. Participants who have a vested account balance in excess of $5,000 may leave their funds invested in the Plan or may elect a lump sum distribution or installment payments. In all circumstances participants may elect to roll over their vested account balances to an individual retirement account or qualified plan that accepts rollovers.

A participant may also request an in-service withdrawal upon attainment of age 59 1/2 (except for Haverhill participants) or upon demonstration by the participant to the plan administrator that the participant is suffering from “hardship” as defined by the Plan.

Notes Receivable from Participants (Plan Loans)

Dominion, Haverhill, and Granite City participants may take loans from the Plan up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance during the previous 12 months. Loans must bear a reasonable rate of interest. Loans are collateralized by the participant’s vested interest in the Plan, and are supported by a promissory note. All loans must be repaid within 5 years. Participants may have up to three outstanding loans at any one time.

Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the statements of net assets available for plan benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for plan benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note D for discussion of fair value measurements.

Purchases and sales of investments are reflected on a trade-date basis. Dividend income is reported on the ex-dividend date while interest income is recorded as earned on an accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Certain participant initiated fees are paid by plan participants. All other expenses incurred in the administration of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

New Accounting Pronouncement

In May 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for public entities for fiscal periods beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. Management has elected not to early adopt ASU 2015-07.

C. INVESTMENTS:

The following represents the Plan’s investments as of December 31, 2014 and 2013 that represented 5% or more of the net assets available for plan benefits at the end of each period:

	December 31, 2014	December 31, 2013
Vanguard Institutional Index Fund	$1,311,593	$1,060,487
Vanguard Target Retirement 2030 Fund	1,773,780	1,497,081
Vanguard Target Retirement 2035 Fund	1,666,929	1,384,339
Vanguard Target Retirement 2040 Fund	1,695,890	1,327,668
Vanguard Target Retirement 2045 Fund	1,879,431	1,479,733
Vanguard Target Retirement 2050 Fund	1,680,184	1,343,556
BNP Paribas Pooled Trust Fund	3,458,365	2,915,256

During the year ended December 31, 2014, the investments held by the Plan (including investments bought, sold and held during the year) appreciated in value as follows:

Year Ended December 31, 2014
Mutual funds	$707,606
SunCoke Energy, Inc. common stock	(8,897)

Total net appreciation in fair value	$698,709

D. FAIR VALUE MEASUREMENTS:

Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2—Inputs to the valuation methodology are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3—Inputs to the valuation methodology are unobservable and supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds – Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

Common collective trust – Valued at the net asset value of units of a collective trust. The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

Company stock – Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

	December 31, 2014
Description	Total	Level 1	Level 2	Level 3
Mutual funds:
U.S. equities	$4,734,714	$4,734,714	$—	$—
International equities	998,870	998,870	—	—
Balanced funds	11,156,978	11,156,978	—	—
Fixed income fund	1,154,687	1,154,687	—	—
Domestic fixed income	79,404	79,404

Total mutual funds	18,124,653	18,124,653	—	—
Common collective trust	3,458,365	—	3,458,365	—
Company stock	53,292	53,292	—	—

Total	$21,636,310	$18,177,945	$3,458,365	$—

	December 31, 2013
Description	Total	Level 1	Level 2	Level 3
Mutual funds:
U.S. equities	$4,049,296	$4,049,296	$—	$—
International equities	885,565	885,565	—	—
Balanced funds	8,964,991	8,964,991	—	—
Fixed income fund	950,492	950,492	—	—

Total mutual funds	14,850,344	14,850,344	—	—
Common collective trust	2,915,256	—	2,915,256	—
Company stock	49,813	49,813	—	—

Total	$17,815,413	$14,900,157	$2,915,256	$—

The common collective trust held by the Plan is a stable value investment which has an objective to preserve capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve this objective the fund invests in fixed-income securities, bond funds and money market funds. Twelve months notice is required for a complete liquidation, however the trustee, at their discretion, may waive the twelve month waiting period. Participant directed redemptions are allowed daily with no restrictions. There are no unfunded commitments.

E. TAX STATUS:

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 2, 2012, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC, and that the related trust is therefore tax-exempt. Accordingly, no provision for income taxes has been included in the financial statements.

Accounting standards require recording uncertain income tax positions that exist in the Plan’s financial statements. Plan management has determined there are no uncertain tax positions and believes there is no adjustment or disclosure required in the Plan’s financial statements. The Plan did not recognize any interest and penalty expense for the year ended December 31, 2014. The Form 5500 remains subject to examination by the IRS for the years ended December 31, 2011 through December 31, 2014.

F. PARTIES-IN-INTEREST:

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and transactions with investment funds managed and held by the trustee are considered party-in-interest transactions.

G. PLAN TERMINATION:

Although the Plan was established with the intention that it will continue indefinitely, the Company retains the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, all participants will become 100% vested in their accounts.

H. SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through the date these financial statements were issued. In late 2014 and early 2015, the Dominion Coal Corporation began idling its operations and terminated 280 employees through the date these financial statements were issued. This reduction in workforce resulted in a partial plan termination. As a result of the terminations, approximately 20 participants became fully vested immediately in the Plan according to IRS regulations.

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.

EIN: 90-0640593

Plan Number: 002 SCHEDULE H, LINE 4(i)-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Artio Global High Income Fund; Class I	Mutual Fund	**	$44,229
	Delaware Small Cap Value Fund; Institutional Class	Mutual Fund	**	20,077
	Dodge & Cox International Stock Fund	Mutual Fund	**	515,901
	Dodge & Cox Stock Fund	Mutual Fund	**	1,186,019
	Invesco International Growth Fund; Class Institutional	Mutual Fund	**	18,432
	Oppenheimer Developing Markets Fund Y Shares	Mutual Fund	**	22,120
	PIMCO Total Return Fund; Institutional Class	Mutual Fund	**	40,106
	Pimco Real Return Fund-Institutional Class	Mutual Fund	**	39,298
	T. Rowe Price Small-Cap Stock Fund, Inc.; Shares	Mutual Fund	**	649,875
	TRP Growth Stock Fund	Mutual Fund	**	340,871
	Templeton Global Bond Fund; Advisor Class	Mutual Fund	**	768
*	Vanguard Institutional Index Fund	Mutual Fund	**	1,311,593
*	Vanguard Mid-Cap Index Fund Signal Shares	Mutual Fund	**	355,546
*	Vanguard REIT Index Fund Signal Shares	Mutual Fund	**	15,204
*	Vanguard Selected Value Fund	Mutual Fund	**	5,906
*	Vanguard Small-Cap Index Fund Admiral Shares	Mutual Fund	**	291,318
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	11,079
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	233,613
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	444,763
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	1,012,002
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	1,773,780
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	1,666,929
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	1,695,890
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	1,879,431
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	1,680,184
*	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	538,071
*	Vanguard Target Retirement 2060 Fund	Mutual Fund	**	16,374
*	Vanguard Target Retirement Income	Mutual Fund	**	204,862
*	Vanguard Total Bond Market Index Fund Admiral Shares	Mutual Fund	**	1,153,919
*	Vanguard Total International Stock Index Fund: Admiral Shares	Mutual Fund	**	464,537
*	Vanguard Wellington Funs Admiral Shares	Mutual Fund	**	462,695
	Wells Fargo Advantage Discovery Fund; Investor Class	Mutual Fund	**	29,261

	Total mutual funds			18,124,653
	BNP Paribas Pooled Trust Fund	Common collective trust	**	3,458,365
*	SunCoke Energy, Inc. common stock	Common stock	**	53,292

	Total investments on the statement of net assets available for plan benefits			21,636,310
*	Participant loans	(5.25%)	—	2,624,702

	Total investments on the Form 5500			$24,261,012

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan for Subsidiaries of SunCoke Energy, Inc.

(Name of Plan)

BY:	Employee Benefits and Investment Committee of SunCoke Energy, Inc. as Plan Administrator

/s/ Gary P. Yeaw
Gary P. Yeaw

Vice President, Human Resources and
Chair of the Employee Benefits and
Investment Committee

DATED: June 29, 2015

EXHIBIT INDEX

Exhibit
23	Consent of Independent Registered Public Accounting Firm